Filed Pursuant to Rule 424(b)(2)
Registration Number 333-115684

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to completion	June 21, 2004

(To Prospectus dated June 7, 2004)

10,000,000 Shares

Common Stock

We are offering 10,000,000 shares of common stock under this prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “GLFD.” On June 18, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $5.35 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-9 of this prospectus supplement and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase from us up to an additional 1,500,000 shares of our common stock at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about                     , 2004.

Sole Book-Running Manager

UBS Investment Bank

CIBC World Markets	Citigroup

________________________________________________________________________________

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

Prospectus Supplement
Prospectus supplement summary	S-1
Risk factors	S-9
Forward-looking statements	S-11
Use of proceeds	S-12
Capitalization	S-13
Price range of common stock	S-15
Dividend policy	S-15
Dilution	S-16
Underwriting	S-17
Legal matters	S-20
Incorporation by reference	S-20
Base Prospectus
Summary	1
Risk factors	3
About this prospectus	20
Where you can find more information	20
Incorporation by reference	20
Consolidated ratio of earnings to fixed charges and preferred stock dividends	21
Special note regarding forward-looking information	21
Use of proceeds	22
Description of debt securities	22
Description of warrants	28
Description of preferred stock	30
Description of common stock	31
Plan of distribution	34
Legal matters	36
Experts	36

The terms “Guilford,” “the Company,” “we,” “our” and “us” refer to Guilford Pharmaceuticals Inc. and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor. Our website is located at www.guilfordpharm.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus supplement.

Prospectus supplement summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the information incorporated by reference, before deciding to invest in our common stock.

BUSINESS OVERVIEW

We are a pharmaceutical company engaged in the research, development and commercialization of proprietary pharmaceutical products that target the hospital and neurology markets. We market and sell proprietary pharmaceutical products within our targeted markets, conduct clinical research to expand the labeled indications for our marketed products, and develop new product candidates. We also collaborate with other pharmaceutical companies to support the sales and marketing of our products and the clinical development of our products and product candidates. We currently have two marketed products: GLIADEL® Wafer, a targeted chemotherapeutic agent for the treatment of malignant glioma at the time of initial surgery and for recurrent glioblastoma multiforme; and AGGRASTAT® Injection, an inhibitor of platelet aggregation approved for the treatment of acute coronary syndrome.

Our product pipeline consists of product candidates in various stages of clinical and pre-clinical development. AQUAVAN® Injection, a prodrug of propofol, is entering Phase III clinical trials for procedural sedation during brief diagnostic or therapeutic procedures such as colonoscopy and minor surgical and therapeutic procedures. Our pre-clinical research programs include the development of NAALADase inhibitor compounds for neuropathic pain and for prostate cancer, drug addiction and traumatic brain and spinal cord injury and the development of PARP inhibitor compounds for cancer chemosensitization and radiosensitization.

Our Product Portfolio

Our product portfolio includes two marketed products and compounds at various stages of development with significant therapeutic targets and novel mechanisms of action. Our principal focus is the hospital and neurology markets. The following table summarizes our marketed products and research and development programs for our key product candidates:

Product	Indication	Status

GLIADEL® Wafer	Malignant glioma at the time of initial surgery Recurrent glioblastoma multiforme	Marketed(1) Marketed(1)
AGGRASTAT® Injection	Acute coronary syndrome Percutaneous coronary intervention	Marketed(1)(2) Planning Phase III
AQUAVAN® Injection	Procedural sedation	Entering Phase III
GPI 1485(3)	Parkinson’s disease Post-prostatectomy erectile dysfunction HIV-peripheral neuropathy HIV-dementia	Phase II-ongoing Phase II-ongoing Pre-clinical Pre-clinical
NAALADase inhibitors	Neuropathic pain Prostate cancer	Pre-clinical Pre-clinical
PARP inhibitors	Cancer chemosensitization Cancer radiosensitization	Pre-clinical Pre-clinical

(1)	“Marketed” means that a product is being sold and marketed under applicable regulatory approval.

(2)	Marketed by us in the United States and by Merck & Co., Inc. in the rest of the world.

(3)	In June 2004, we licensed the U.S. rights to this product for these indications to Symphony Neuro Development Company. See “Recent Developments.”

GLIADEL® Wafer

GLIADEL® Wafer is a proprietary cancer chemotherapy product approved for the treatment of malignant glioma (brain cancer) at the time of initial surgery, as an adjunct to surgery and radiation, and for the treatment of recurrent glioblastoma multiforme, a rapidly fatal form of malignant brain cancer. It is a biodegradable polymer containing BCNU (carmustine), a cancer chemotherapeutic drug, and is designed to provide targeted, site specific chemotherapy. We estimate that there are 11,000 cases of malignant glioma in the United States each year. After a surgeon resects a brain tumor, up to eight wafers are implanted in the cavity that remains. Once implanted, the wafers gradually dissolve, delivering high concentrations of BCNU directly to the tumor site for an extended period of time. By inserting the wafer directly at the site of the tumor, the physician can minimize exposure to BCNU throughout the body and reduce or alleviate many of the side effects associated with intravenous chemotherapy.

AGGRASTAT® Injection

AGGRASTAT® Injection is a glycoprotein GP IIb/ IIIa receptor antagonist, indicated for the treatment of acute coronary syndrome (ACS) including patients who are to be medically managed and those undergoing percutaneous transluminal coronary angioplasty (PTCA) or atherectomy. ACS includes unstable angina, which is characterized by chest pain when one is at rest, and non-ST elevation myocardial infarction (NSTEMI). GP IIb/IIIa receptor antagonists, including AGGRASTAT® Injection, block the ability of platelets to aggregate, thereby inhibiting the formation of blood clots and reducing the potential for cardiac ischemia.

AGGRASTAT® Injection was developed by Merck & Co., Inc. (Merck) and was approved by the FDA in May 1998. We acquired the rights to AGGRASTAT® Injection in the United States and its territories from Merck in October 2003, for $84 million plus certain royalty payments to Merck based on our net sales of the product. We financed $42 million of the purchase price through a revenue interest agreement with Paul Royalty Fund, L.P. and Paul Royalty Fund, II, L.P. (collectively, PRF). Under this agreement, PRF provided us with $42 million and we will provide PRF with a percentage of our revenues of GLIADEL® Wafer, AGGRASTAT® Injection, and in certain circumstances, other products, until 2012. We plan to design and conduct one or more clinical studies with AGGRASTAT® Injection for the purpose of expanding its label to include use for immediate percutaneous coronary intervention in the cardiac catheterization laboratory, or PCI. Between 1999 and 2001 Merck conducted a Phase III clinical trial in order to obtain a PCI label. In that trial, called TARGET, Merck attempted to show that AGGRASTAT® Injection was not inferior to ReoPro® (abciximab), the drug believed to be the most effective in the PCI setting, but failed to do so. Based on several other trials that have been conducted since TARGET, we now believe that the dose of AGGRASTAT® Injection used in TARGET was not sufficient. We plan to design our PCI clinical trials taking this information into account.

AQUAVAN® Injection

AQUAVAN® Injection is a novel sedative/hypnotic. We licensed the rights to AQUAVAN® Injection from ProQuest Pharmaceuticals Inc. (ProQuest) during the first quarter of 2000. AQUAVAN® Injection is a prodrug of a widely-used anesthetic, propofol. A prodrug is a compound that is converted in the body into an active drug. AQUAVAN® Injection is water-soluble and converts to propofol in the body upon intravenous administration. As a result of the body’s conversion of AQUAVAN® Injection into propofol, low, therapeutically effective levels of propofol are released while avoiding the high levels of propofol seen after injection with the FDA approved propofol lipid emulsion. In addition, the administration of propofol lipid emulsion can cause other complications. We are currently studying AQUAVAN® Injection for procedural sedation during brief diagnostic and therapeutic medical procedures. Procedural sedation is “mild to moderate” sedation in which patients are lethargic, but responsive to stimulation and are able to maintain their own airways. Procedural sedation is generally used in non-invasive procedures, lasting under two hours, such as various endoscopy procedures, cardiac procedures, biopsies, insertions or removals of lines, tubes or catheters and other minor surgical procedures.

Our clinical trials with AQUAVAN® Injection have studied its use in connection with elective colonoscopy. In November 2003, we announced that we had completed a preliminary analysis from a Phase II, open label, multi-center adaptive dose ranging study of AQUAVAN® Injection, used in combination with fentanyl citrate, to provide mild sedation in healthy patients aged 18 to 60 undergoing elective colonoscopy. The analysis we submitted to the FDA suggests that AQUAVAN® Injection provides rapid onset of and rapid recovery from sedation/anesthesia in a convenient dosing regimen and without serious adverse effects. In the second part of this Phase II trial we conducted a confirmatory study of AQUAVAN® Injection to evaluate the fixed dose identified in our dose ranging study. This study enrolled a total of 64 patients who received AQUAVAN® Injection for sedation during colonoscopy. In this study, AQUAVAN® Injection provided rapid onset and rapid recovery from sedation without serious adverse effects. During our end-of-Phase II meeting with the FDA, we discussed our proposed indication, clinical trial plan, and other requirements for a potential future New Drug Application (NDA) for AQUAVAN® Injection. We intend to seek approval for AQUAVAN® Injection for mild to moderate sedation for brief diagnostic and therapeutic procedures such as colonoscopy, bronchoscopy, interventional cardiology and minor surgical and therapeutic procedures.

We are initiating a Phase III program which consists of four Phase III trials and a series of smaller studies in special patient populations. The four Phase III trials will be conducted in patients undergoing (i) colonoscopy, (ii) bronchoscopy, (iii) cardiac procedures, and (iv) minor surgical procedures. The first two trials will be randomized comparisons with midazolam. All patients will receive fentanyl citrate for analgesia. The primary endpoint will be success of sedation as determined by a score of less than four using the Modified Observer’s Assessment of Alertness/ Sedation (OAA/ S) scale. Secondary endpoints will include time to full alertness and time to full recovery and duration of sedation. It is anticipated that the investigator’s medical staff, rather than an anesthesiologist, will administer AQUAVAN® Injection in the Phase III program. The FDA also recommended that we conduct a series of smaller studies in special patient populations such as burn patients, patients undergoing upper endoscopy prior to liver transplant and patients having an arterovenous shunt placed for renal dialysis. We anticipate approximately 900 patients will be enrolled in upcoming studies and data from approximately 1,200 patients will be included in the NDA submission for AQUAVAN® Injection.

GPI 1485 / Neuroimmunophilin Ligand Program

GPI 1485 is an investigational new drug that belongs to a class of small molecule compounds called neuroimmunophilin ligands. It is orally administered and, in pre-clinical experiments, has been shown to repair and regenerate damaged nerves without affecting normal healthy nerves. GPI 1485 and other neuroimmunophilin ligands may have application in the treatment of a broad range of diseases and conditions, including Parkinson’s disease, spinal cord injury, brain trauma, and peripheral nerve injuries. We recently announced that we have licensed our United States rights to GPI 1485 to Symphony Neuro Development Company, or SNDC, for the following four disease states: Parkinson’s disease; post-prostatectomy erectile dysfunction, a condition caused by peripheral nerve injury at the time of surgery; HIV related peripheral neuropathy; and HIV related dementia. Our agreement with SNDC is more fully discussed below in the Recent Developments section of this prospectus supplement summary.

Parkinson’s disease is a chronic, progressive degenerative disorder that affects over one million people in the United States. While the exact cause of the disease is not known, physicians have observed that patients with the disease experience a progressive deterioration of dopamine nerve cells located in a specific region of the brain. The loss of these nerve cells is believed to contribute to the symptoms of Parkinson’s disease, which include the loss of muscle tone and coordination, tremors, and non-motor symptoms, such as changes in appetite, cognition, sleep and mood. In October 2003, we announced that we completed enrollment in a Phase II clinical trial studying GPI 1485, compared to placebo, in slowing the rate of decline of dopamine transporters. This trial is a multi-center, randomized, double-blind, placebo-controlled evaluation of the safety, pharmacokinetics and efficacy of GPI 1485 in 212 patients with mild to moderate Parkinson’s disease, and will be continued by SNDC. Clinical endpoints in the trial include changes in the daily amount of anti-Parkinsonian medication administered, clinical symptoms (using the Unified Parkinson’s disease Rating Scale), cognitive function, sleep, mood and quality of life. This trial was designed to follow-up on the findings from a previous Phase II study of GPI 1485 completed in 2001 and is expected to be completed in 2005.

In November 2003, we announced that we had initiated a Phase II clinical trial with GPI 1485 for the treatment of post-prostatectomy erectile dysfunction (PPED). In PPED, sexual dysfunction occurs as a result of compression or stretch injury to nerve fibers that surround the prostate and which are responsible for trapping blood flow to sustain a penile erection. Unfortunately, a high proportion of men undergoing radical prostate surgery may experience side effects from their surgery including urinary incontinence and sexual dysfunction, which is frequently unresponsive to currently available drug therapies, including VIAGRA®. GPI 1485 represents a novel approach to the treatment of PPED by potentially promoting the protection and regeneration of peripheral nerves that may sustain injury during radical prostate surgery. SNDC will also be continuing this trial.

Pre-Clinical and Research Programs

NAALADase Inhibitor Compounds

NAALADase, or N-Acetylated-Alpha-Linked-Acid-Dipeptidase, is a membrane-bound enzyme found in the central and peripheral nervous system. NAALADase is believed to play a role in modulating the release of glutamate in the nervous system. Glutamate is one of the brain’s most common chemical messengers. Under normal conditions, glutamate is released into a microscopic space, called the synapse, that exists between neurons in the brain. There, it stimulates post-synaptic glutamate receptors, an action that is critical to such functions as learning, memory and motor control. However, during conditions of acute injury or chronic disease, there may be a large increase in glutamate release that incites a cascade of biochemical events, ultimately leading to cell injury or death. Our NAALADase inhibitor program is aimed at developing a commercial drug to block excessive glutamate release.

In several animal models of diabetic neuropathy and neuropathic pain, our NAALADase inhibitors appear to normalize pain sensitivity, increase nerve conduction velocity and prevent nerve degeneration. Initially, we selected GPI 5693 as a lead NAALADase inhibitor compound and commenced Phase I clinical studies with this compound in early 2001 for the treatment of neuropathic pain and the underlying disease process associated with diabetic peripheral neuropathy. This Phase I Study, conducted in Europe, evaluated the safety, tolerability and pharmacokinetics of the compound in healthy subjects and suggested that it may be well tolerated at dose levels up to 750mg per day. We are currently pursuing the development of GPI 5693 for prostate cancer and drug addiction. During 2001 and 2002, our scientists identified second-generation NAALADase inhibitor compounds, which appear to be up to 100 times more potent in attenuating neuropathic pain than GPI 5693 in pre-clinical studies. The increased potency of these second-generation compounds may permit a lower dose of these compounds to provide the same or greater therapeutic effect than higher dosages of less potent compounds, thereby reducing the potential for side effects.

PARP Inhibitor Compounds

Poly(ADP-ribose) polymerase, or PARP, is an abundant nuclear enzyme found in most eukaryotic tissues. Upon activation by DNA damage, PARP synthesizes poly(ADP-ribose) from nicotinamide adenine dinucleotide (NAD). As a component of the DNA base excision repair system, PARP plays a major role in facilitating DNA repair and maintaining genomic integrity. In cancer treatment, high

PARP activity is believed to enable tumor cells to counteract the chemotherapy and radiation therapy by repairing DNA damage. In animal testing, PARP inhibition enhances the activity of radiotherapy, as well as a wide spectrum of chemotherapeutic agents. In ischemia, over-activation of PARP mediates necrosis by depleting NAD and adenosine triphosphate (ATP). In animal testing, PARP inhibition provides neuroprotection in stroke and myocardial ischemia models.

Our scientists have synthesized several families of potent orally bioavailable small molecule PARP inhibitors that are efficacious in rodent models of cancer and ischemia. Our lead compound, GPI 15427, is highly brain penetrable and has shown robust chemo- and radio-sensitization in several brain cancer and ischemia models. We are currently conducting pre-clinical toxicology and pharmacokinetic characterization of GPI 15427 for clinical development.

Commercial Operations

Our commercial operations are comprised of 72 full time sales and marketing specialists, encompassing medical affairs, sales operations, sales training and marketing personnel. This function includes a 50 member United States field sales force, 3 marketing specialists, 7 medical affairs specialists, and 12 people dedicated to additional sales and marketing related functions. They are responsible for the direct sale and marketing of GLIADEL® Wafer and AGGRASTAT® Injection throughout the United States and the sale and marketing of GLIADEL® Wafer outside the United States, through a network of specialty pharmaceutical distributors. We expect our experience in commercial operations to benefit us should product candidates in our pipeline, such as AQUAVAN® Injection, obtain FDA approval.

OUR STRATEGY

Our strategy is to achieve sustainable profitability and growth by discovering, developing, marketing and selling proprietary pharmaceutical products for the hospital and neurology markets. Our focus in the hospital market is to target the hospital-based interventionalist who performs diagnostic and therapeutic procedures. To reach these goals we are focusing on the following objectives:

†	Use an active and focused marketing effort to increase sales and build market share for AGGRASTAT® Injection for the treatment of ACS. Expand the market for AGGRASTAT® Injection by designing an additional clinical trial or trials, in order to permit us to apply for expansion of AGGRASTAT® Injection’s label to include use in PCI;

†	Expand sales for GLIADEL® Wafer by capitalizing on our new sales and marketing effort for GLIADEL® Wafer for patients undergoing initial surgery for malignant glioma and increase international sales by expanding the product’s labeled uses in Europe to include use at the time of initial surgery;

†	Continue our drug research and development efforts, including our Phase III AQUAVAN® Injection program; and

†	Pursue corporate partnerships to reduce our development costs, generate additional revenues through licensing and benefit from a potential partner’s resources and expertise.

RECENT DEVELOPMENTS

On June 17, 2004, we licensed to Symphony Neuro Development Company, a newly formed Delaware corporation (“SNDC”), our rights to GPI 1485 for certain indications in the United States. SNDC will invest up to $40 million to advance GPI 1485 through clinical development in four indications: Parkinson’s disease, post-prostatectomy erectile dysfunction (PPED), HIV-neuropathy, and HIV-dementia. The Parkinson’s disease and PPED indications are currently in Phase II clinical trials and the HIV indications are currently in preclinical development. In addition to the grant of the license, we have issued to SNDC’s investors five-year warrants to purchase 1.5 million shares of our common stock at $7.48 per share. We have received an exclusive purchase option from SNDC’s investors allowing us to acquire all of the equity of SNDC. This option is generally exercisable by us at any time beginning April 1, 2005 and ending March 31, 2007, at an exercise price starting at $75.1 million in April 2005 and increasing to $119.8 million in March 2007. Our decision to exercise the option is entirely discretionary and whether we exercise it may depend on the outcome of clinical trials and other considerations. The option may be paid in cash or a combination of cash and our common stock, at our sole discretion, provided that common stock may not constitute more than 50% of the option exercise price.

RRD International, LLC (“RRD”) of Rockville, MD, a product development company providing clinical trials strategy, design and management expertise, will manage SNDC and will sub-contract a portion of the ongoing development work to us and other vendors. We will perform certain services for SNDC, including GPI 1485 manufacturing, process development, toxicology, patent, and regulatory affairs work.

Under the terms of the licensing agreement we have one of five seats on SNDC’s board of directors. This seat will be filled initially by Craig R. Smith, M.D. We intend to consolidate the financial activity of SNDC within our financial statements.

For a more detailed description of this licensing and financing arrangement, see our Current Report on Form 8-K dated June 21, 2004, which is incorporated by reference herein.

The Offering

Common stock we are offering	10,000,000 shares

Common stock to be outstanding after the offering	43,932,111 shares

Nasdaq National Market Symbol	GLFD

Use of proceeds	We intend to use the net proceeds from this offering: to fund clinical trials, including those for AQUAVAN® Injection and AGGRASTAT® Injection; to fund studies for our pre-clinical product candidates; and for working capital, capital expenditures and other general corporate purposes. See “Use of proceeds.”

The number of shares of our common stock to be outstanding after this offering is based on approximately 33,932,111 shares outstanding as of March 31, 2004, and does not include, as of that date:

†	6,735,741 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $12.79 per share;

†	226,562 shares available for issuance or future grant under our 2001 Stock Purchase Plan, 1,072,646 shares available for issuance or future grant under our 2002 Stock Option and Restricted Shares Plan, and 170,731 shares available for issuance or future grant under our 2002 Stock Purchase Plan;

†	approximately 11,114,423 shares issuable upon conversion of our $69,354,000 principal amount of 5% convertible notes due 2008 at a conversion price of $6.24 per share;

†	300,000 shares issuable upon the exercise of warrants exercisable at a price of $9.15 per share; and

†	961,465 shares issuable upon the exercise of warrants exercisable at a price of $7.55 per share.

The number of shares of common stock to be outstanding after this offering also does not include 1,500,000 shares issuable upon the exercise of warrants exercisable beginning December 17, 2004 at a price of $7.48 per share issued in connection with the SNDC transaction.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 1,500,000 shares of common stock.

Summary consolidated financial data

The tables below present summary consolidated statement of operations and balance sheet data for us and our subsidiaries. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data include in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004.

This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference herein, you should read the section of the accompanying prospectus entitled “Where You Can Find More Information.”

				Three months ended
	Year ended December 31,			March 31,

Statement of operations data:	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except per share data)
Revenues:
Net product sales	$20,360	$14,538	$21,717	$3,404	$8,727
Revenues from license fees, milestones and other	174	127	5,888	59	201

Total revenues	20,534	14,665	27,605	3,463	8,928
Costs and expenses:
Cost of sales	2,836	2,836	4,110	893	991
Research and development	54,272	46,103	33,624	7,787	9,373
Selling, general and administrative	29,273	29,005	32,076	6,511	11,747
Intangible amortization	840	840	1,912	210	1,722
Acquired in-process research and development	—	—	8,093	—	—

Total costs and expenses	87,221	78,784	79,815	15,401	23,833
Operating loss	(66,687)	(64,119)	(52,210)	(11,938)	(14,905)
Other income (expense):
Investment and other income	6,870	5,350	3,002	864	478
Revenue interest expense	—	—	(1,557)	—	(2,335)
Interest expense	(500)	(501)	(3,182)	(119)	(1,306)

Net loss	$(60,317)	$(59,270)	$(53,947)	$(11,193)	$(18,068)

Basic and diluted loss per common share	$(2.14)	$(1.99)	$(1.82)	$(0.37)	$(0.53)
Weighted-average shares outstanding to compute basic and diluted loss per share	28,249	29,805	29,689	29,916	33,921

	March 31, 2004

					Pro forma
Balance sheet data:	Actual		Pro forma(1)		as adjusted(2)

	(unaudited, in thousands)
Cash, cash equivalents and investments(3)	$81,029	(3)	$121,029	(4)	$171,029 (4)
Working capital	51,463		51,463		101,463
Total assets	199,503		242,503		292,503
Long-term debt, excluding current portion	88,578		88,578		88,578
Revenue interest obligation	42,921		42,921		42,921
Minority interest	—		43,000		43,000
Total stockholders’ equity	49,009		49,009		99,009

(1)	Reflects the pro forma impact of the licensing and financing arrangement entered into on June 17, 2004 with SNDC. Our pro forma balance sheet amounts reflect the consolidation of SNDC’s cash and investments of $40.0 million, which will be disclosed in our consolidated financial statements as investments held by SNDC and $3.0 million in deferred transaction costs which are included in total assets.
(2)	As adjusted to give effect to the sale of the 10 million shares of common stock we are offering at an assumed public offering price of $5.35 per share and application of the net proceeds of that sale and the impact of the SNDC transaction we entered into on June 17, 2004.
(3)	Includes $21.5 million of restricted investments.
(4)	Includes $21.5 million of restricted investments and investments of $40.0 million held by SNDC.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors described below and in the accompanying prospectus and all other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, operating results or cash flow could be harmed. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

We cannot be certain that we will be able to maintain or increase sales of AGGRASTAT® Injection, nor can we be certain that we will be able to expand the labeled indications for AGGRASTAT® Injection.

When we purchased AGGRASTAT® Injection from Merck and Co., Inc., Merck had not been actively promoting the product in the United States and product sales were in decline. Our strategy for reintroducing AGGRASTAT® Injection into the United States marketplace involves actively promoting the product and conducting an additional clinical trial for AGGRASTAT® Injection, in order to seek from the FDA expanded labeling for use in percutaneous coronary intervention, or PCI. Until we receive approval for use in PCI, we are not promoting the use of the product in catheterization laboratories. We cannot be certain that our promotion of the product will let us maintain or lead to increased sales based on the product’s current indication. For example, although we have begun our active promotion efforts, sales for AGGRASTAT® Injection through our first fiscal quarter, and our expected sales in our second fiscal quarter, have not met our original expectations and are lower than the sales level achieved by Merck without active promotion. Additionally, we may not be able to reach an understanding with the FDA if we submit a protocol under the special protocol assessment procedure as to an appropriate clinical trial design in order to expand the indications for AGGRASTAT® Injection, the clinical trial may be cost prohibitive to conduct, we may not be able to fully enroll the clinical trial or assure you that if conducted the clinical trial will be successful. Even if we are able to reach an understanding with the FDA and even if the trial is successful, we cannot be certain that the expanded indication will lead to increased sales or market share. At this time we are not able to predict when, if ever, a trial to support an expanded indication can commence. Currently, we expect revenues from AGGRASTAT® Injection for fiscal year 2004 to be in the range of $16 to $20 million compared with our expectations of $20 to $30 million at the beginning of the year. This projection is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and must be viewed in light of the discussion under the caption “Forward-looking statements” on page S-11. Investors are cautioned not to place undue reliance on this projection, which is speculative in nature. Our actual results may differ materially due to various risks, including, without limitation, that competitors may respond vigorously, and physicians may not respond favorably, to our product promotion activities, as well as those identified under “Forward-looking statements” and in these “Risk factors” as well as those in the accompanying prospectus beginning on page 3.

We have licensed some of our GPI 1485 development and commercialization rights to Symphony Neuro Development Company (“SNDC”) and will not receive any future royalties or revenues with respect to this intellectual property unless we exercise an option to acquire SNDC in the future. We may not have the financial resources to exercise this option.

We have licensed to SNDC our rights to GPI 1485 for some indications in the United States. SNDC will invest up to $40 million to advance GPI 1485 through clinical development in four indications: Parkinson’s disease, post-prostatectomy erectile dysfunction (PPED), HIV-peripheral and HIV-

Risk factors

dementia. It is expected that the $40 million clinical development budget will be fully expended in approximately two years. In exchange for the license rights and for five-year warrants to purchase 1.5 million shares of our common stock at $7.48 per share, we received a purchase option allowing us, in our discretion, to acquire all of the equity of SNDC. The purchase option is exercisable by us at any time beginning on April 1, 2005 and ending on the earlier of (i) March 31, 2007, or (ii) the 90th day after the date that SNDC provides us with financial statements showing cash and cash equivalents of less than $2 million. We are also required to pay an additional 20% premium if the purchase option is exercised between March 31, 2005 and March 31, 2006. The purchase option may be paid in cash, or in our common stock, at our sole discretion, provided that our common stock may not constitute more than 50% of the consideration tendered for payment of the purchase option exercise price.

If we elect to exercise the purchase option, we will be required to make a substantial cash payment or to issue a substantial number of shares of our common stock, or enter into a financing arrangement or license arrangement with one or more third parties, or some combination of these. A payment in cash would reduce our capital resources. A payment in shares of our common stock could result in dilution to our stockholders at that time. Other financing or licensing alternatives may be expensive or impossible to obtain. The exercise of the purchase option will likely require us to record a significant charge to earnings and may adversely impact future operating results. If we do not exercise the purchase option prior to its expiration, our rights in and to SNDC with respect to the programs will terminate. We may not have the financial resources to exercise the purchase option, which may result in our loss of valuable rights.

These are not all of the risks we face. You should also consider carefully the risk factors beginning on page 3 of the accompanying prospectus before making an investment decision.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents we have filed with the Securities and Exchange Commission, which we have referenced under the caption “Where You Can Find More Information” in this prospectus supplement and in the accompanying prospectus, contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “believe,” “project,” “estimate” and similar words, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus supplement regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

†	competitive factors;

†	general economic conditions;

†	our ability to manage expenses and cash expenditures;

†	relationships with pharmaceutical and biotechnology companies;

†	the ability to develop safe and efficacious drugs;

†	variability of royalty, license and other revenue;

†	failure to satisfy performance obligations in our licenses or other contracts;

†	ability to enter into future collaborative agreements;

†	failure to achieve positive results in clinical trials;

†	uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation);

†	governmental regulation and suspension;

†	technological change;

†	changes in industry practices; and

†	one-time events.

You should also consider carefully the statements under the “Risk factors” sections of this prospectus supplement and the accompanying prospectus as well as the other sections of the accompanying prospectus and in the other documents filed with the SEC, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

Use of proceeds

The net proceeds from our sale of the 10,000,000 shares of common stock we are offering are estimated to be approximately $50 million ($57.6 million if the underwriters’ over-allotment option is exercised in full), assuming a public offering price of $5.35 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

We anticipate using the net proceeds from the sale of the common stock offered by this prospectus supplement: to fund clinical trials, including trials for AQUAVAN® Injection and AGGRASTAT® Injection; to fund studies for our pre-clinical product candidates; and for working capital, capital expenditures and other general corporate purposes. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Capitalization

The following table shows as of March 31, 2004 our cash, investments and capitalization:

†	on an actual basis;

†	on a pro forma basis to give effect to the licensing and financing arrangement with Symphony Neuro Development Company entered into on June 17, 2004; and

†	on a pro forma, as adjusted, basis to give effect to our sale of the 10,000,000 shares of common stock we are offering assuming a public offering price of $5.35 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2004

			Pro forma
	Actual	Pro forma(1)	as adjusted

	(unaudited)

(in thousands, except share and per share data)
Cash and cash equivalents	$12,071	$12,071	$62,071
Investments, net	47,493	47,493	47,493
Investments, restricted	21,465	21,465	21,465
Investments, held by SNDC	—	40,000	40,000

Total cash, cash equivalents and investments	$81,029	$121,029	$171,029

Current portion of long-term debt	$3,056	$3,056	$3,056
Long-term debt, excluding current portion	88,578	88,578	88,578
Revenue interest obligation	42,921	42,921	42,921

Total debt	$134,555	$134,555	$134,555

Stockholders’ equity:
Preferred stock, $0.01 par value; 4,700,000 shares authorized; no shares issued or outstanding, actual or as adjusted	—	—	—
Series A junior participating preferred stock, $0.01 par value; 300,000 shares authorized; no shares issued and outstanding, actual or as adjusted	—	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 34,946,594 shares issued, actual; and 44,946,594 shares issued, pro forma and pro forma, as adjusted	349	349	449
Additional paid-in capital	377,294	382,544	432,444
Accumulated deficit	(321,606)	(326,856)	(326,856)
Accumulated other comprehensive loss	(2,023)	(2,023)	(2,023)
Treasury stock, at cost; 1,014,483 shares	(5,005)	(5,005)	(5,005)

Total stockholders’ equity	49,009	49,009	99,009

Total capitalization	$183,564	$183,564	$233,564

(1)	Reflects the pro forma impact of the licensing and financing arrangement entered into on June 17, 2004 with SNDC. Our pro forma balance sheet amounts reflect the consolidation of SNDC’s cash and investments of $40.0 million, which is disclosed as investments held by SNDC. The increase in additional paid-in capital and accumulated deficit reflect the issuance of 1.5 million warrants by Guilford to the members of SNDC Holdings LLC. Guilford incurred a $5.3 million charge to acquired in process research and development expense related to the warrant issuance.

Capitalization

The number of shares of common stock outstanding is based on the number of shares outstanding as of March 31, 2004, and does not include, as of that date:

†	6,735,741 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $12.79 per share;

†	226,562 shares available for issuance or future grant under our 2001 Stock Purchase Plan, 1,072,646 shares available for issuance or future grant under our 2002 Stock Option and Restricted Shares Plan, and 170,731 shares available for issuance or future grant under our 2002 Stock Purchase Plan;

†	approximately 11,114,423 shares issuable upon conversion of our $69,354,000 principal amount of 5% convertible notes due 2008 at a conversion price of $6.24 per share;

†	300,000 shares issuable upon the exercise of warrants exercisable at a price of $9.15 per share; and

†	961,465 shares issuable upon the exercise of warrants exercisable at a price of $7.55 per share.

The number of shares of common stock outstanding also does not include 1,500,000 shares issuable upon the exercise of warrants exercisable beginning December 17, 2004 at a price of $7.48 per share issued in connection with the June 17, 2004, SNDC transaction.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol “GLFD.” The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the Nasdaq National Market:

Year ended December 31, 2002	High	Low

First quarter	$12.55	$6.50
Second quarter	8.40	4.50
Third quarter	7.40	3.36
Fourth quarter	5.45	3.00

Year ended December 31, 2003	High	Low

First quarter	$4.09	$2.65
Second quarter	6.25	3.72
Third quarter	7.40	4.43
Fourth quarter	8.21	5.65

Year ending December 31, 2004	High	Low

First quarter	$9.62	$6.37
Second quarter (through June 18)	7.75	5.15

As of June 18, 2004, there were 209 holders of record of our common stock. On June 18, 2004, the last sale price reported on the Nasdaq National Market for our common stock was $5.35 per share.

Dividend policy

We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

Price Range of Common Stock

Dilution

The net tangible book value of our common stock on March 31, 2004 was approximately $(32,065,000), or $(0.94) per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of the 10,000,000 shares of common stock we are offering through this prospectus supplement, assuming a public offering price of $5.35 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value at March 31, 2004 would have been approximately $17,935,000, or $0.41 per share. This represents an immediate increase in net tangible book value of $1.35 per share to existing stockholders and an immediate dilution of $4.94 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$5.35
Net tangible book value per share as of March 31, 2004	$(0.94)
Increase per share attributable to new investors	1.35

Net tangible book value per share after this offering		0.41

Dilution per share to new investors		$4.94

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in the offering. As of March 31, 2004, there were 1,120,962 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans that had an exercise price less than the offering price per share in this offering with a weighted average exercise price of $3.60 per share.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, CIBC World Markets Corp. and Citigroup Global Markets Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering.

We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

UBS Securities LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.

Total	10,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

†	receipt and acceptance of our common stock by the underwriters; and

†	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 1,500,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the

Underwriting

shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including underwriting discounts and commissions, will be approximately $290,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. The 90-day lock up period may be extended for up to 37 additional days under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 90-day period. At any time and without public notice, UBS Securities LLC may, in its sole discretion and without notice, release all or some of the securities from these lock-up agreements.

THE NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the trading symbol “GLFD.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

†	stabilizing transactions;

†	short sales;

†	purchases to cover positions created by short sales;

†	imposition of penalty bids;

†	syndicate covering transactions; and

†	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees. The underwriters may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Hogan & Hartson L.L.P., Baltimore, Maryland, will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Incorporation by reference

The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below (File No. 000-23736) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our securities under this prospectus is completed or withdrawn:

†	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended on April 9, 2004;

†	Our Current Report on Form 8-K filed November 12, 2003, as amended on January 12 and February 27, 2004, our Current Report on Form 8-K filed March 30, 2004, our Current Report on Form 8-K filed May 5, 2004, our Current Report on Form 8-K filed May 19, 2004, our Current Report on Form 8-K filed June 18, 2004 and our Current Report on Form 8-K filed June 21, 2004;

†	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

†	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering; and

†	The description of our Common Stock contained in the Registration Statement on Form 8-A filed on March 25, 1994, as amended by our Current Report on Form 8-K filed on February 24, 2004.

We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 6611 Tributary Street, Baltimore, Maryland 21224, Attention: Investor Relations, (410) 631-6300.

PROSPECTUS

$100,000,000

Debt Securities

Warrants
Preferred Stock
Common Stock

Guilford Pharmaceuticals Inc.

      We will provide the specific terms for each of these securities and their offering prices in supplements to this prospectus. In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium, subordination terms, terms of convertibility and terms for redemption. In the case of shares of preferred stock, these terms will include, as applicable, the specific title and stated value, and any dividend, liquidation, redemption, conversion, voting and other rights. In the case of common stock, these terms will include the aggregate number of shares offered. In the case of warrants to purchase our debt securities, preferred stock or common stock, the terms will include term, conversion and exercise prices. We may sell any combination of these securities in one or more offerings up to a total dollar amount of $100,000,000.

      Our common stock is listed on the Nasdaq National Market under the symbol “GLFD.” The closing price of our common stock on the Nasdaq National Market was $5.77 per share on June 4, 2004. None of the other securities are currently publicly traded. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

      You should read carefully this prospectus, the documents incorporated by reference in this prospectus and any prospectus supplement before you invest. We strongly recommend that you read carefully the risks we describe in this prospectus and in the accompanying prospectus supplement, for a fuller understanding of the risks and uncertainties that we face. See “Risk Factors” on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is June 7, 2004.

i

SUMMARY

      This summary contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus, the prospectus supplement delivered with the prospectus, and the documents incorporated by reference before making an investment decision.

Guilford Pharmaceuticals Inc.

Overview

      Guilford Pharmaceuticals Inc. is a pharmaceutical company engaged in the research, development and commercialization of proprietary pharmaceutical products that target the hospital and neurology markets. We market and sell proprietary pharmaceutical products within our targeted markets, conduct clinical research to expand the labeled indications for our marketed products and develop new product candidates. We also collaborate with other pharmaceutical companies to support the sales and marketing of our products and the clinical development of our products and product candidates.

      We were incorporated in Delaware in July 1993. Our principal executive offices are located at 6611 Tributary Street, Baltimore, MD 21224. Our telephone number is (410) 631-6300, and our website address is http://www.guilfordpharm.com. Information on our website is not part of this prospectus.

Securities We Are Offering

      We may offer any of the following securities from time to time:

•	our debt securities;

•	warrants to purchase our debt securities, preferred stock or common stock;

•	shares of our preferred stock; or

•	shares of our common stock.

      When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise. The total dollar amount of all securities that we may issue will not exceed $100,000,000. If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities. This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

      Debt Securities. Our debt securities may be senior or subordinated in right of payment and may be convertible into our debt securities, preferred stock, common stock or other securities or property. For any particular debt securities we offer, the applicable prospectus supplement will describe the specific designation, the aggregate principal or face amount and the purchase price; the ranking, whether senior or subordinated; the stated maturity; the redemption terms, if any; the conversion terms, if any; the rate or manner of calculating the rate and the payment dates for interest, if any; the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property; and any other specific terms. We will issue the senior and subordinated debt securities under separate indentures between us and a trustee we will identify in an applicable prospectus supplement.

      Warrants. We may offer warrants to purchase our debt securities, preferred stock and common stock. For any particular warrants we offer, the applicable prospectus supplement will describe the underlying security; expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of any security to be delivered by us upon exercise; and any other specific terms. We may issue the warrants under warrant agreements between us and one or more warrant agents.

      Preferred Stock. We may offer our preferred stock in one or more series. For any particular series we offer, the applicable prospectus supplement will describe the specific designation; the aggregate number of shares offered; the rate and periods, or manner of calculating the rate and periods, for dividends, if any; the stated value and liquidation preference amount, if any; the voting rights, if any; the terms on which the series will be convertible into or exchangeable for other securities or property, if any; the redemption terms, if any; and any other specific terms.

      Common Stock. We may offer shares of our common stock. Our common stock currently is traded on the Nasdaq National Market under the symbol “GLFD.”

      Listing. If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth herein and in the accompanying prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the other reports we file with the SEC. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our securities could decline and you could lose all or part of your investment.

We have a history of losses and our future profitability is uncertain.

      We may not be able to achieve or sustain significant revenues or earn a profit in the future. Since we were founded in July 1993, with the sole exception of 1996, we have not earned a profit in any year. Our losses for the years ended December 31, 2003, 2002 and 2001, were $53.9 million, $59.3 million, and $60.3 million, respectively, and for the three months ended March 31, 2004 were $18.1 million. Our losses result mainly from the significant amount of money that we have spent on research, development and clinical trial activities. As of March 31, 2004, we had an accumulated deficit of approximately $321.6 million. We expect to have significant additional losses over the next several years due to expenses associated with our product candidates related to research, development and clinical trial activities, applying for and obtaining meaningful patent protection and establishing freedom to commercialize and applying for and receiving regulatory approval for our drug product candidates.

      Our product candidates are in research or various stages of pre-clinical and clinical development. Except for GLIADEL® Wafer and AGGRASTAT® Injection, none of our products or product candidates may be sold to the public. Nearly all of our past revenues have come from:

•	our sale and distribution of GLIADEL® Wafer;

•	payments from Aventis and Amgen under now terminated agreements with each of them, supporting the research, development and commercialization of our product candidates; and

•	royalty payments from Aventis’ sale and distribution of GLIADEL® Wafer.

      Presently, we expect to receive significant revenue only from sales of GLIADEL® Wafer and AGGRASTAT® Injection. We do not expect that the revenue from these sources will be sufficient to support all our anticipated future activities. We do not expect to generate revenue from sales of our product candidates for the next several years, if ever, because of the significant risks associated with pharmaceutical product development.

      Many factors will dictate our ability to achieve sustained profitability in the future, including:

•	our ability to successfully market, sell, distribute and obtain additional regulatory approvals for GLIADEL® Wafer and AGGRASTAT® Injection;

•	the successful development of our other product candidates either on our own, or together with future corporate partners with whom we enter into collaborative or license agreements; and

•	the ability to in-license or acquire additional products in our targeted markets.

We will require substantial funds in addition to our existing working capital to develop our product candidates, carry out our sales and marketing plans and otherwise to meet our business objectives.

      We will require substantial funds in addition to our existing working capital to develop our product candidates, including to conduct a Phase III clinical trial of AQUAVAN® and clinical trials to support expanding the label indications of AGGRASTAT® Injection, to carry out our sales and marketing plans, including our plans for AGGRASTAT® Injection, and otherwise to meet our business objectives. We have never generated enough revenue during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development and clinical programs and to support our sales and marketing efforts. We cannot be certain that we will be able to raise additional capital when we need it, on terms favorable to us, or at all. If we cannot raise additional capital in a timely manner, then we may not be able meet our business objectives.

Our Chief Financial Officer has resigned effective May 31, 2004.

      On May 3, 2004, we announced that Andrew R. Jordan, our Chief Financial Officer, will be leaving Guilford effective May 31, 2004. While we have commenced a search for Mr. Jordan’s successor, we are not certain when a permanent replacement for Mr. Jordan will join Guilford. If we are unable to hire a new Chief Financial Officer in a timely manner, there may be an adverse effect on our financial reporting processes, our financial controls and procedures and our ability to raise additional capital.

We will depend on GLIADEL® Wafer and AGGRASTAT® Injection for revenues.

      Our short-term prospects depend heavily on sales of GLIADEL® Wafer and AGGRASTAT® Injection, our commercial products. GLIADEL® Wafer and AGGRASTAT® Injection accounted for approximately 70% and 9%, respectively, of our total revenues for the year ended December 31, 2003, and approximately 62% and 36%, respectively, of our total revenues for the three months ended March 31, 2004. GLIADEL® Wafer was launched commercially in the United States by Aventis and its predecessors in February 1997 after having received approval from the FDA in September 1996. We do not know whether the product will ever gain broader market acceptance. If GLIADEL® Wafer fails to gain broader market acceptance, the revenues we receive from sales of GLIADEL® Wafer would be unlikely to increase.

      Until February 25, 2003, we only had approval from the FDA to market GLIADEL® Wafer in the United States for a limited subset of patients who suffer from brain cancer. Prior to that time, our approval was for those patients who had a brain tumor surgically removed and had “recurrent” forms of a type of brain cancer called glioblastoma multiforme, or GBM. A “recurrent” GBM is one in which the cancer has returned after initial surgery to remove a brain tumor. The number of patients undergoing recurrent surgery for GBM is very limited, and we believe the total number of patients on an annual basis who have recurrent GBM in the United States is approximately 3,000 to 4,000. On February 25, 2003, we received FDA approval to also market GLIADEL® Wafer for patients undergoing initial surgery, also known as first line therapy, in the United States for malignant glioma in conjunction with surgery and radiation. We estimate that the total number of patients undergoing initial surgery in the United States is between approximately 7,000 and 9,000 per year. In the second quarter of 2003 we instituted a new sales and marketing effort for GLIADEL® Wafer for initial surgery. We cannot assure you, however, that we will be successful in this effort or in achieving sales of GLIADEL® Wafer for use in initial surgeries.

      In addition, in January 2002 we submitted applications for approval to market GLIADEL® Wafer in Europe for patients undergoing initial surgery for malignant glioma. In November 2002, we withdrew those applications, while we were waiting for the FDA to respond to a similar application in the United States. We resubmitted these European applications in November 2003. Presently GLIADEL® Wafer is approved for the recurrent GBM market in only 21 countries, including France, Spain, Germany and the U.K. GLIADEL® Wafer is currently approved for first line therapy only in the United States and Canada. If we are not able to obtain additional approvals, the market for GLIADEL® Wafer would remain limited outside of the United States, which reduces the potential sales of GLIADEL® Wafer. Regardless of the number of foreign regulatory approvals that we have received, international sales to date comprised less than 6% and 10% of worldwide sales of GLIADEL® Wafer for the year ended December 31, 2003 and for the three months ended March 31, 2004, respectively.

      We acquired AGGRASTAT® Injection from Merck on October 28, 2003. AGGRASTAT® Injection is a glycoprotein GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-ST elevation myocardial infarction (NSTEMI). Prior to acquiring AGGRASTAT® Injection, we have never marketed and sold a product for cardiovascular conditions. We cannot assure you that we will be successful in our efforts to market and sell AGGRASTAT® Injection.

Pfizer terminated its agreement with us and we will not receive any more payments from them.

      In May 2003, we entered into an exclusive license agreement with Pfizer, which provided Pfizer with research, development and commercialization rights to our NAALADase inhibitor technology. The agreement included a $5 million payment to us at signing and an additional $10 million milestone payment due on or before March 31, 2004. In March 2004, Pfizer informed us that the milestone payment would not be made and that Pfizer was terminating the agreement. We do not have sufficient resources to pursue independently the research, development and commercialization of the NAALADase inhibitor technology that we licensed to Pfizer and pursue our other business objectives. Unless we enter into an alternative partnering or other arrangement with respect to this NAALADase technology or alter our other business objectives, it is unlikely that we will be able to further develop this technology. Accordingly, it is less likely that we will receive revenues from products based on this technology in the future.

Our operating results are likely to fluctuate from quarter to quarter, which could cause the price of our common stock to fluctuate.

      Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue and thus our operating results should also continue to vary significantly. These fluctuations may be due to a variety of factors, including:

•	the timing and amount of sales of GLIADEL® Wafer and AGGRASTAT® Injection;

•	the timing and realization of milestone and other payments from existing and future corporate partners;

•	the timing and amount of expenses relating to our research and development, product development, and manufacturing activities; and

•	the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patent and other rights to our intellectual property.

      Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to decrease. For example, the trading price of our common stock from April 1, 2002 to March 31, 2004 ranged from $2.65 to $9.62.

We may not be able to generate sufficient cash to satisfy our existing and future debt obligations.

      Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business. As of March 31, 2004, we had total long-term debt and revenue interest obligations of $134.6 million. We will require substantial funds to service our debt obligations and to operate our business in the future, including to fund research and development activities, pre-clinical and clinical testing, to manufacture our products and to make acquisitions.

      Our obligations for 2004 include approximately $3.4 million in principal and approximately $5.2 million in interest on our long-term debt. In addition, we are obligated to make payments on our Revenue Interest Obligation as disclosed in the Paul Royalty Funds risk factor on page 9. We are obligated to pay the minimum amount under the Paul Royalty agreement of $5.0 million in 2004.

      We have a history of net losses. Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Unless we are able to substantially increase our profitability and cash flow from operations compared to historical levels or obtain refinancing, we cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in amounts sufficient to enable us to pay our debt, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to restructure or refinance our debt or seek additional equity capital or we may be required to sell assets. We cannot assure you that if and when required to do so we will be able to accomplish those actions on satisfactory terms, or at all.

The market price of our stock may be negatively affected by market volatility.

      The market price of our stock has been and is likely to continue to be highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biopharmaceutical companies, like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

      From time to time, stock market professionals publish research reports covering our business and our future prospects. For a number of reasons, we may be unable to meet the expectations of these professionals and our stock price may decline. These expectations may include:

•	announcements by us or our competitors of clinical results, technological innovations, regulatory approvals, product sales, new products or product candidates;

•	developments or disputes concerning patent or proprietary rights;

•	regulatory developments affecting our products;

•	period-to-period fluctuations in the results of our operations;

•	market conditions for emerging growth companies and biopharmaceutical companies;

•	revenues received from GLIADEL® Wafer and AGGRASTAT® Injection; and

•	our expenditures.

      In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been initiated against those companies. If we face such litigation, it would result in substantial costs and divert management’s attention and resources, which would negatively impact our business.

      Furthermore, market volatility may adversely affect the market price of our common stock, which could limit our ability to raise capital or make acquisitions of products or technology.

The large number of shares of common stock eligible for future sale upon conversion of our convertible notes could depress our stock price.

      Upon conversion of our $69,354,000 principal amount of notes at their conversion price of $6.24, approximately 11,114,423 shares of common stock would be issuable. Our stock price could be depressed significantly if the holders of the notes decide to convert their notes and sell the common stock issued thereby or are perceived by the market as intending to sell them. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have limited sales experience, and we expect to incur significant expense in marketing, selling and distributing GLIADEL® Wafer and AGGRASTAT® Injection.

      When we began selling GLIADEL® Wafer ourselves in January 2001, it was the first time that we had undertaken direct sales and marketing activities. We, therefore, have limited experience in engaging in sales and marketing efforts. This limited experience may limit our success selling GLIADEL® Wafer and AGGRASTAT® Injection. Additionally, our sales and marketing efforts may use resources and require attention from management that would otherwise be provided to our drug development programs.

We do not have manufacturing capabilities for commercial quantities of any of our product candidates.

      Currently, we have no manufacturing capabilities for commercial quantities of any of our product candidates. Consequently, in order to complete the commercialization process of any of our product candidates, we must either (1) acquire, build or expand our internal manufacturing capabilities, or (2) rely on third parties to manufacture these product candidates. We cannot be sure that we will be able to accomplish either of these tasks. If we are not able to do so, it would impede our efforts to bring our product candidates to market, which would adversely affect our business. Moreover, if we decide to manufacture one or more of our product candidates ourselves (rather than engage a contract manufacturer), we would incur substantial start-up expenses and would need to expand our facilities and hire additional personnel.

      Third-party manufacturers must also comply with FDA, Drug Enforcement Administration, and other regulatory requirements for their facilities. In addition, the manufacture of product candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product. Changes in methods of manufacture, including commercial scale-up, may, among other things, require the performance of new clinical studies.

Revenues from GLIADEL® Wafer, AGGRASTAT® Injection, or future products, if any, depend in part on reimbursement from health care payors, which is uncertain.

      The efforts of government and insurance companies, health maintenance organizations and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability. These efforts may also affect the future revenues and profitability of our potential customers, suppliers and collaborative partners, in turn affecting demand for our products. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a negative effect on our business and operating results.

      Our ability to commercialize our products successfully will depend in part on the extent to which private health insurers, organizations such as HMOs and governmental authorities reimburse the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably.

      Furthermore, even if reimbursement is available for our products, we cannot be sure that it will be available at price levels sufficient to cover the cost of our products to customers. This may have the effect of reducing the demand for our products, or may prohibit us from charging customers a price for our products that would result in an appropriate return on our investment in those products.

A significant portion of our sales of GLIADEL® Wafer are to Specialty Pharmaceuticals Distribution (formerly known as National Specialty Services, Inc.), a specialty pharmaceutical distributor.

      Approximately 76% of our sales of GLIADEL® Wafer in 2003, and approximately 69% in the three months ended March 31, 2004, were made to Cardinal Health Specialty Pharmaceuticals Distribution, or SPD, a nationwide specialty pharmaceutical distributor. We have an agreement with SPD regarding its purchase of the product that permits either us or SPD to terminate the agreement upon 60 days prior written notice. We have no assurance that SPD will not exercise its rights to terminate its agreement with us at any time. If SPD does terminate the agreement, there can be no assurance that we will be able to enter into an arrangement with another specialty distributor for the purchase and sale of GLIADEL® Wafer. Additionally, under the terms of our agreement with SPD, if the agreement is terminated, we have an obligation to repurchase any remaining treatments of GLIADEL® Wafer that SPD may have in its inventory. As of March 31, 2004, we believe that SPD had approximately $1.7 million of GLIADEL® Wafer in its inventory.

      SPD orders GLIADEL® Wafer treatments based upon, among other things, its estimation of our ability and its ability to successfully sell GLIADEL® Wafer to hospital pharmacies and its desired level of inventory. If the demand for GLIADEL® Wafer from hospital pharmacies decreases, or SPD decreases the amount it keeps in its inventory, SPD may decrease or stop making additional purchases of the product from us. The result of such a decrease would most likely be our reporting lower sales of GLIADEL® Wafer.

We cannot be certain that we will be able to maintain or increase sales of AGGRASTAT® Injection, nor can we be certain that we will be able expand the labeled indications for AGGRASTAT® Injection.

      When we purchased AGGRASTAT® Injection from Merck and Co., Inc., Merck had not been actively promoting the product in the United States. Our strategy for reintroducing AGGRASTAT® Injection into the United States marketplace involves actively promoting the product and, subject to an understanding with the FDA, conducting an additional clinical trial for AGGRASTAT® Injection, in order to try to expand its labeled indications. We cannot be certain that our promotion of the product will let us maintain or lead to increased sales based on the product’s current indication. Additionally, we cannot be certain that we will be able to reach an understanding with the FDA as to an appropriate clinical trial design in order to expand its indications, that we will be able to fully enroll the clinical trial or that if conducted the clinical trial will be successful. If it is successful, we cannot be certain that the expanded indication will lead to increased sales or market share.

We depend and will continue to depend upon Merck to supply us with finished product until we establish relationships directly with certain manufacturers for AGGRASTAT® Injection, and at that time, we will continue to depend on Merck to supply us with the active ingredient for AGGRASTAT® Injection.

      AGGRASTAT® Injection is sold as a finished product in both vials and bags, which are manufactured and filled for Merck by third parties, known as contract manufacturers. Merck’s contractual relationships with these third party suppliers last until December 31, 2004, for vials, and until August 18, 2007, for bags. Under our agreement with Merck, we are entitled to enter into direct relationships with these contract manufacturers to obtain quantities of finished product of AGGRASTAT® Injection. If we do not enter into direct relationships with these contract manufacturers prior to 18 months after the date that we acquired the product from Merck, we may continue to receive quantities of finished product through Merck, although without remedies against the contract manufacturers if they fail to supply Merck with the finished product that we need to purchase. We also may enter into relationships with other contract manufacturers if we are unable to enter into direct relationships with Merck’s manufacturers; however, we will not be able to do this before January 1, 2005, for vials, or August 19, 2007, for bags. If Merck is not able to provide us with finished product we may be entitled to money damages under certain circumstances, but we may not be able to procure alternative sources of finished product.

      Merck is obligated to supply us with the active pharmaceutical ingredient, or API, for AGGRASTAT® Injection until 2014. Under our agreement with Merck we are obligated to purchase all of our requirements of API from Merck. In the event of Merck’s breach of the agreement, we may seek an alternative source of API. However, we have not investigated alternative sources, and we may not be able to procure an alternative source of API. Should we succeed in procuring an alternative source of API, we would still need to pay a royalty to Merck for the use of API until 2014. Because we depend upon this relationship with Merck for both the finished product and key ingredient of AGGRASTAT® Injection, the limited duration of Merck’s obligation to us, and the potential lack of an alternative provider may adversely affect the operation of our business.

Merck was providing us with certain transition services for AGGRASTAT® Injection until May 3, 2004. Without these services we may not be able to successfully integrate AGGRASTAT® Injection into our business.

      Merck provided us with certain transition services from October 28, 2003, until May 3, 2004, including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. Now that Merck is no longer providing us with these transition services, we are required to perform these services on our own. We have never performed these services before with respect to AGGRASTAT® Injection. If we are not able to perform these services successfully, it may negatively affect our ability to sell the product, or manage the recordkeeping, billings and collections, among other things, associated with the sales of the product.

The amount of inventory of AGGRASTAT® Injection at pharmaceutical wholesalers may negatively affect our sales of the product.

      AGGRASTAT® Injection was sold by Merck to pharmaceutical wholesalers, among other customers. These wholesalers buy quantities of products to resell to hospitals pharmacies and other end users. Oftentimes, when they think that a pharmaceutical company may increase the price of a product, they order additional quantities of the product, in order to purchase under existing sales and marketing programs, or at the lower price. When we purchased AGGRASTAT® Injection from Merck, we could not be certain what quantity of AGGRASTAT® Injection wholesalers were maintaining. The amount of inventory of the product that pharmaceutical wholesalers had at the time that we acquired the product or currently have, could negatively affect our sales of the product.

Paul Royalty Funds is entitled to a portion of our revenues, which may limit our ability to fund some of our operations. If we do not achieve certain sales targets for GLIADEL® Wafer and AGGRASTAT® Injection, Paul Royalty Funds may be entitled to a greater percentage of our revenues, revenues from future products we may acquire or certain of our product candidates.

      Under the terms of our Revenue Interest Assignment Agreement with Paul Royalty Fund, L.P. and Paul Royalty Fund Holdings II, who we refer to as Paul Royalty Funds or PRF, from October 28, 2003, through December 31, 2006, PRF is entitled to receive 10% of our GLIADEL® Wafer and AGGRASTAT® Injection combined annual net sales up to $75 million, and 2.5% of those combined annual net sales in excess of $75 million, and from January 1, 2007, through December 31, 2012 (the end of the term of the financing arrangement with PRF), these percentages are 17.5% and 3.5%, respectively. If combined GLIADEL and AGGRASTAT annual net sales are less than $48.3 million, $60.2 million, or $80.6 million in 2004, 2005, and 2006, respectively, then PRF will receive the higher of the minimum payments for such years described below or 12.5% of combined GLIADEL and AGGRASTAT net sales. If GLIADEL and AGGRASTAT net sales are less than $75 million in any of the years 2007 through 2012, then PRF will receive the higher of the minimum payments for such years described below, or 22.5% of combined GLIADEL and AGGRASTAT net sales. During each year of the term of the arrangement with PRF, PRF will be entitled to receive a portion of revenues from products that we may acquire in the future, or of AQUAVAN® Injection and GPI 1485 (each a product candidate of ours), in the case that our calculated annual obligation(s) to make royalty payments under the Revenue Interest Assignment Agreement (based upon the combined net sales of GLIADEL and AGGRASTAT) are less than $6.4 million for 2004, $7.6 million for 2005, $8.3 million for 2006, $15.3 million for 2007, $15.5 million for 2008, $15.8 million for 2009, $16.0 million for 2010, or $15.9 million for 2011 and 2012, respectively. We will pay PRF minimum royalties of $5.0 million in 2004, $6.3 million in 2005, $7.5 million in 2006, $10.0 million in each of 2007-2009 and $12.5 million in each of 2010-2012. PRF is also entitled to receive portions of amounts payable to us on the resolution of future intellectual property disputes involving GLIADEL or AGGRASTAT and on any future sale of ex-North American marketing rights to GLIADEL. In addition to its revenue interest in our products or future products, as the case may be, PRF received five-year warrants to purchase 300,000 shares of our common stock at an exercise price of $9.15 per share.

Under certain circumstances, Paul Royalty Funds may require us to repurchase its revenue interest, the payment of which may significantly deplete our cash resources or limit our ability to enter into significant business transactions.

      PRF may be entitled to require us to repurchase its revenue interest under the following circumstances: (1) if we fail to maintain an escrow account funded with eight quarters of minimum payments to PRF or fail to maintain at least $20 million of net working capital, (2) if we fail to make our minimum payments to PRF, (3) if we sell GLIADEL® Wafer and AGGRASTAT® Injection (with PRF having partial rights to make us repurchase its interest in the event of the sale of one, but not both products), (4) upon the occurrence of a bankruptcy or similar event, or (5) upon certain conditions related to a change of control of us. The repurchase amount guarantees PRF a return in an amount over its initial investment and is reduced based on payments that we have previously made to PRF prior to the time that its interest is repurchased, but the repurchase price may never exceed three and a half times PRF’s initial investment, or $147 million. The exercise of this repurchase right may significantly impair our ability to fund our operations. Additionally, because PRF would be entitled to exercise this repurchase right upon a change of control of us, or upon the sale of GLIADEL® Wafer or AGGRASTAT® Injection, we may not be able to effect a business transaction that would have one of these results.

We have pledged our assets related to GLIADEL® Wafer and AGGRASTAT® Injection to Paul Royalty Funds; therefore, we may not be free to utilize those assets at our discretion.

      PRF has been granted a security interest in the intellectual property assets related to GLIADEL® Wafer and AGGRASTAT® Injection, which in the aggregate accounted for all of our net product revenue of $21.7 million and $8.7 million for the year ended December 31, 2003 and for the three months ended March 31, 2004, respectively. As of March 31, 2004, the intangible assets related to GLIADEL® Wafer and AGGRASTAT® Injection were $81.1 million, or approximately 41% of total assets. We, therefore, may not be free to utilize those assets at our discretion, such as selling or outlicensing rights to part or all of those assets, without first obtaining the permission of PRF. This requirement could delay, hinder or condition, our ability to enter into corporate partnerships or strategic alliances with respect to these assets.

The integration of AGGRASTAT® Injection into our business and our clinical development plans for AGGRASTAT® Injection and AQUAVAN® Injection will require significant additional capital.

      In order (1) to successfully integrate AGGRASTAT® Injection into our business, which includes expanding our commercial operations and (2) to conduct clinical trials for AQUAVAN® Injection and to expand the labeled indication of AGGRASTAT® Injection, we will require significant additional capital resources within the next eighteen months. Although we know that we will need significant additional capital to undertake these activities, we cannot reasonably estimate the amount due to the uncertainties involved with these activities. For example, with respect to a clinical trial to expand the labeled indication for AGGRASTAT® Injection, we do not know the size or nature of the clinical trial that the FDA will require us to conduct, including the number of patients in the trial, the clinical endpoints for the trial, whether the trial will require the use of concomitant medications and the cost of such medications or the duration of the trial. With respect to the Phase III clinical trials of AQUAVAN® Injection, we do not know the number of procedural sedation settings that the FDA will require us to test in order to receive approval to market the drug for a broad range of brief diagnostic or therapeutic procedures. The results of these determinations can cause our capital requirements to vary considerably. This additional financing may take the form of an offering of debt or equity, and that offering could be material in size. If we conduct a primary equity offering, the issuance of the additional shares of common stock may be dilutive to our existing stockholders and may have a negative effect on the market price of our stock. We do not know if those capital resources will be available to us. If they are not available, we may not be able to successfully execute on these business objectives or on any other business or operational goals.

We face technological uncertainties in connection with the research, development and commercialization of new products.

      The research, development and commercialization of pharmaceutical drugs involve significant risk. Before a drug can be commercialized, we, or a future corporate partner will have to:

•	expend substantial capital and effort to develop our product candidates further, which includes conducting extensive and expensive pre-clinical animal studies and human clinical trials;

•	apply for and obtain regulatory clearance to develop, market and sell such product candidates; and

•	conduct other costly activities related to preparation for product launch.

      In some of our research programs, we are using compounds that we consider to be “prototype” compounds in the research phase of our work. By prototype compounds we mean compounds that we are using primarily to establish that a relevant scientific mechanism of biological or chemical action could have commercial application in diagnosing, treating or preventing disease. We generally do not consider our prototype compounds to be lead compounds acceptable for further development into a product because of factors that make them unsuitable as drug candidates. These factors may include the ability for the compound to be absorbed, metabolized, distributed and excreted from the body. In order to develop commercial products, we will need to conduct research using other compounds that share the key aspects of the prototype compounds but do not have the unsuitable characteristics. Identifying lead compounds may not always be possible. Our current research programs are examples of programs where we have not yet identified lead compounds suitable for drug candidates. Identifying lead compounds may not always be possible.

      In addition, our product candidates are subject to the risks of failure inherent in the development of products based on new and unsubstantiated technologies. These risks include the possibility that:

•	our new approaches will not result in any products that gain market acceptance;

•	a product candidate will prove to be unsafe or ineffective, or will otherwise fail to receive and maintain regulatory clearances necessary for development and marketing;

•	a product, even if found to be safe and effective, could still be difficult to manufacture on the scale necessary for commercialization or otherwise not be economical to market;

•	a product will unfavorably interact with other types of commonly used medications, thus restricting the circumstances in which it may be used;

•	third parties may successfully challenge our proprietary rights protecting a product;

•	proprietary rights of third parties will preclude us from manufacturing or marketing a new product; or

•	third parties will market superior or more cost-effective products.

      As a result, our activities, either directly or through future corporate partners, may not result in any commercially viable products.

We will depend on collaborations with third parties for the development and commercialization of our products.

      Our resources are limited; and therefore, our business strategy requires us to depend on either corporate collaborations, strategic financings or both, in order to develop one or more of our product candidates through to commercialization. In developing our product candidates, we may enter into various arrangements with:

•	corporate and financial partners;

•	academic investigators;

•	licensors of technologies; and

•	licensees of our technologies.

      If we are unable to enter into such arrangements, our ability to proceed with the research, development, manufacture and/or sale of product candidates may be limited and we may have to alter or curtail our business objectives based on our capital resources. If we do so, it could result in delaying the progress of pre-clinical research or clinical trials, and consequently, the eventual commercialization of a marketed product based on one of these programs, or eliminating one or more research or development programs from our business objectives.

      In trying to attract corporate and financial partners, we face serious competition from other small pharmaceutical companies and the in-house research and development staffs of larger pharmaceutical companies. Additionally, we may not be successful in attracting corporate and financial partners (“collaborators”) over other companies because (i) their research programs may be more attractive to a collaborator, (ii) their stage in the research process may be more advanced, (iii) they may have synergies with the collaborator’s existing research programs, or (iv) they may agree to terms and conditions of the collaboration that are more favorable to the collaborator than we would otherwise agree. It is common practice in many corporate partnerships in our industry for the larger partner to have responsibility for conducting pre-clinical studies and human clinical trials and/or preparing and submitting applications for regulatory approval of potential pharmaceutical products. It is possible that this will be the case with future arrangements of ours. If a collaborative partner fails to develop or commercialize successfully any of our product candidates, we may not be able to remedy this failure and it could negatively affect our business.

      Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to develop or enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Our collaborators may, therefore, be pursuing alternative technologies or product candidates in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Depending on how other product candidates advance, a corporate or financial partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects.

We may be unable to obtain proprietary rights to protect our products and services, permitting competitors to duplicate them.

      Any success that we have will depend in large part on our ability to obtain, maintain and enforce intellectual property protection for our products and processes and to license patent rights from third parties.

      Intellectual property for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable intellectual property protection, it would be difficult for a corporate partner to justify the time and money that is necessary to complete the development of a product.

      The rules and criteria for receiving and enforcing a patent for pharmaceutical and biotechnological inventions are in flux and are unclear in many respects. The range of protection given these types of patents is uncertain, and a number of our product candidates are subject to this uncertainty.

      Many others, including companies, universities and other research organizations, work in our business areas, and we cannot be sure that the claims contained in our issued patents will be interpreted as broadly as we would like in light of the inventions of these other parties. In addition, we cannot be sure that the claims set forth in our pending patent applications will issue in the form submitted. These claims may be narrowed or stricken, and the applications may not ever ultimately result in valid and enforceable patents. Thus, we cannot be sure that our patents and patent applications will adequately protect our product candidates.

      We are aware of at least one company that has asserted publicly that it has submitted patent applications claiming the use of certain of its immunosuppressive compounds and multi-drug resistance compounds for nerve growth applications. That company also stated that it has issued U.S. patents and pending

U.S. applications which claim compounds that may be useful in nerve growth applications. We cannot give any assurance as to the ability of our patents and patent applications to adequately protect our neurotrophic product candidates. Also, our neurotrophic product candidates may infringe or be dominated by patents that have issued or may issue in the future to third parties.

      In order to protect our intellectual property position with respect to our neuroimmunophilin ligands, we filed an opposition in 1998 in an effort to prevent the final issuance of a European patent to the company discussed in the above paragraph. In 2000, we won the opposition and the subject patent was revoked. However, the patentee has appealed the initial determination and the patent could be reinstated.

      Furthermore, any or all of the patent applications assigned or licensed to us from third parties may not be granted. We may not develop additional products or processes that are patentable. Any patents issued to us, or licensed by us, may not provide us with any competitive advantages or adequate protection for our products. Others may successfully challenge, circumvent or invalidate any of our existing or future patents or intellectual property.

We rely on confidentiality agreements to maintain trade secret protection which may not be adhered to or effective.

      Our policy is to control the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. There is a risk, however, that:

•	these parties will not honor our confidentiality agreements;

•	disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

•	disclosure of our trade secrets will occur regardless of these contractual protections.

We may not be able to acquire exclusive rights to inventions or information resulting from work performed under consulting or collaboration agreements.

      In our business, we often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done. We support and collaborate in research conducted in universities, such as Johns Hopkins, and in governmental research organizations, such as the National Institutes of Health. We may not be able to acquire exclusive rights to the inventions or technical information that result from work performed by personnel at these organizations. Also, disputes may arise as to which party should have rights in research programs that we conduct on our own or in collaboration with others that are derived from or related to the work performed at a university or governmental research organization. In addition, in the event of a contractual breach by us, some of our collaborative research contracts provide that we must return the technology rights, including any patents or patent applications, to the contracting university or governmental research organization.

Our products may now or in the future infringe upon the proprietary rights of others, which could result in considerable litigation costs or the loss of the right to use or develop products.

      Questions of infringement of intellectual property rights, including patent rights, may involve highly technical and subjective analyses. Some or all of our existing or future products or technologies may now or in the future infringe the rights of other parties. These other parties might initiate legal action against us to enforce their claims, and our defense of the claims might not be successful.

      We may incur substantial costs if we must defend against charges of infringement of patent or proprietary rights of third parties. We may also incur substantial costs if we find it necessary to protect our own patent or proprietary rights by bringing suit against third parties. We could also lose rights to develop or market products or be required to pay monetary damages or royalties to license proprietary rights from third parties. In response to actual or threatened litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. We may not be able to obtain licenses on acceptable terms, or at all, or successfully redesign our products or processes.

      In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office could require us to participate in patent interference proceedings, or we may find it necessary to provoke an interference with a third party. These proceedings are often expensive and time-consuming, even if we were to prevail in such proceedings.

We rely on licensed intellectual property for GLIADEL® Wafer and our other product candidates, the agreements for which impose requirements on us.

      We have licensed intellectual property, including patents, patent applications and know-how, from universities and others, including intellectual property underlying GLIADEL® Wafer, DOPASCAN® Injection, AQUAVAN® Injection and the neuroimmunophilin ligand technology. Some of our product development programs depend on our ability to maintain rights under these licenses. Under the terms of our license agreements, we are generally obligated to:

•	exercise diligence in the research and development of these technologies;

•	achieve specified development and regulatory milestones;

•	expend minimum amounts of resources in bringing potential products to market;

•	make specified royalty and milestone payments to the party from which we have licensed the technology; and

•	reimburse patent costs to these parties.

      In addition, these license agreements require us to abide by record-keeping and periodic reporting obligations. Each licensor has the power to terminate its agreement if we fail to meet our obligations. If we cannot meet our obligations under these license agreements, we may lose access to our key technology.

      If licensed patents covering our products or product candidates are infringed, we generally have the right, but not the obligation, to bring suit against the infringing party. If we choose to bring suit against an infringing party, the licensor of the technology is generally required to cooperate with the enforcement of the patents that we have licensed. If we do not choose to bring suit against an infringing party, rights to enforce the licensed patents generally revert to the licensor. Proceeds received from the successful enforcement of our patent rights are generally split between us and the licensor, with the party bringing the suit receiving the more significant portion of those proceeds.

      Losing our proprietary rights to our licensed technology would have a significant negative effect on our business, financial condition and results of operations.

      Our license agreements for GLIADEL® Wafer require us to pay a royalty to MIT on sales of GLIADEL® Wafer. Similarly, we will have to pay milestone and/or royalty payments in connection with the successful development and commercialization of DOPASCAN® Injection, AQUAVAN® Injection and any products that result from the neuroimmunophilin ligand technology.

      In addition, our U.S. patent protection for GLIADEL® Wafer, which for the three months ended March 31, 2004, accounted for approximately 63% of our product sales revenue, expires in 2006. From and after that time, there can be no assurance that others will not enter the market with a generic copy of GLIADEL® Wafer. The availability of such a generic copy could negatively impact our revenues from GLIADEL® Wafer.

The U.S. government holds rights that may permit it to license to third parties technology we currently hold the exclusive right to use.

      The U.S. government holds rights that govern aspects of specific technologies licensed to us by third party licensors. These government rights in inventions conceived or reduced to practice under a government-

funded program may include a non-exclusive, royalty-free, worldwide license for the government to use resulting inventions for any governmental purpose. In addition, the U.S. government has the right to grant to others licenses under any of these non-exclusive licenses if the government determines that:

•	adequate steps have not been taken to commercialize such inventions;

•	the grant is necessary to meet public health or safety needs; or

•	the grant is necessary to meet requirements for public use under federal regulations.

      The U.S. government also has the right to take title to a subject invention if we fail to disclose the invention within specified time limits. The U.S. government may acquire title in any country in which we do not file a patent application within specified time limits.

      Federal law requires any licensor of an invention partially funded by the federal government to obtain a commitment from any exclusive licensee, such as us, to manufacture products using the invention substantially in the United States. Further, these rights include the right of the government to use and disclose technical data relating to licensed technology that was developed in whole or in part at government expense. Several of our principal technology license agreements contain provisions recognizing these rights.

Pre-clinical and clinical trial results for our products may not be favorable.

      In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both pre-clinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. The results of clinical trials we conduct may not be successful. Adverse results from any clinical trials could have a negative effect on our business.

      We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from pre-clinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

We are subject to extensive governmental regulation, which may result in increased costs and significant delays in, or ultimate denial of, approval for our product candidates.

      Our research, pre-clinical development and clinical trials, and the manufacturing and marketing of our product candidates are subject to extensive regulation by numerous governmental authorities in the United States and other countries, including the FDA and the DEA. Except for GLIADEL® Wafer and AGGRASTAT® Injection, none of our product candidates has received marketing clearance from the FDA or any foreign regulatory authority.

      As a condition to approval of our product candidates under development, the FDA could require additional pre-clinical, clinical or other studies. Any requirement that we perform additional studies could delay, or increase the expense of, our product candidates’ regulatory approval. This delay or increased expense could have a negative effect on our business. Additionally, to receive regulatory approval, we must also demonstrate that the product is capable of being manufactured in accordance with applicable regulatory standards.

      When trying to obtain regulatory approval, significant risk exists that:

•	we will not be able to satisfy the FDA’s requirements with respect to any of our drug product candidates; or

•	even if the FDA does approve our product candidates, the FDA will approve less than the full scope of uses or labeling that we seek.

      Failure to obtain regulatory drug approvals on a timely basis could have a material adverse effect on our business.

      Even if we are able to obtain necessary FDA approval, the FDA may nevertheless require post-marketing testing and surveillance to monitor the approved product and continued compliance with regulatory requirements. The FDA may withdraw product approvals if we do not maintain compliance with regulatory requirements. The FDA may also withdraw product approvals if problems concerning safety or efficacy of the product occur following approval.

      The process of obtaining FDA and other required approvals or licenses and of meeting other regulatory requirements to test and market drugs is rigorous and lengthy. We have expended, and will continue to expend, substantial resources in order to do this. We will need to conduct clinical trials and other studies on all of our product candidates before we are in a position to file a new drug application for marketing and sales approval. Unsatisfactory clinical trial results and other delays in obtaining regulatory approvals or licenses could prevent the marketing of the products we are developing. Until we receive the necessary approvals or licenses and meet other regulatory requirements, we will not receive revenues or royalties related to product sales.

      In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in some foreign countries, the proposed pricing for the product must be approved as well. Products may be subject to price controls or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. We cannot guarantee that any country that has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products.

      Because controlled drug products and radio-labeled drugs are subject to special regulations in addition to those applicable to other drugs, the DEA and the Nuclear Regulatory Commission, or NRC, may regulate some of our products and product candidates, including DOPASCAN® Injection, as controlled substances and as radio-labeled drugs. The NRC licenses persons who use nuclear materials and establishes standards for radiological health and safety. The DEA is responsible for compliance activities for companies engaged in the manufacture, distribution and dispensing of controlled substances, including the equipment and raw materials used in their manufacture and packaging in order to prevent such substances from being diverted into illicit channels of commerce. Registration is required and other activities involving controlled substances are subject to a variety of record-keeping and security requirements, and to permits and authorizations and other requirements. States often have requirements for controlled substances as well. The DEA grants certain exceptions from the requirements for permits and authorizations to export or import materials related to or involving controlled substances. Our potential future inability to obtain exceptions from the DEA for shipment abroad or other activities could have a negative effect on us.

      We cannot be sure that we will be able to meet applicable requirements to test, manufacture and market controlled substances or radio-labeled drugs, or that we will be able to obtain additional necessary approvals permits, authorizations, registrations or licenses to meet state, federal and international regulatory requirements to manufacture and distribute such products.

Our competitors are pursuing alternative approaches to the same conditions we are working on. Our products use novel alternative technologies and therapeutic approaches, which have not been widely studied.

      Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. Applications for these approaches and technologies include, among other things, the diagnosis and monitoring of Parkinson’s disease, the promotion of nerve growth and the prevention of neuronal damage. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies. Our competitors may succeed in developing technologies or products that are more effective or economical than those we are developing, or they may introduce a competitive product before we are able to do so. Rapid technological change or developments by others may result in our technology or product candidates becoming obsolete or noncompetitive.

Our business is dependent on our ability to keep pace with the latest technological changes.

      The technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do.

      Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products that are superior to those we are developing. We are aware of the development by other companies and research scientists of alternative approaches to:

•	the treatment of malignant glioma;

•	the treatment of acute cardiovascular conditions;

•	the diagnosis of Parkinson’s disease;

•	the development of a water soluble formulation of propofol;

•	the promotion of nerve growth and repair; and

•	the treatment and prevention of neuronal damage.

      Our competitors may develop products that make our products or technologies noncompetitive or obsolete. In addition, we may not be able to keep pace with technological developments.

Our products must compete with others to gain market acceptance.

      For the treatment of malignant glioma, GLIADEL® Wafer competes with traditional systemic chemotherapy, radioactive seeds, radiation catheters, TEMODAR® Capsules, a chemotherapy product manufactured by Schering Corporation, and other experimental protocols. AGGRASTAT® Injection competes directly with INTEGRELIN® Injection, marketed by Millennium Pharmaceuticals, and ReoPro®, marketed by Eli Lilly, for the inhibition of platelet aggregation.

      Any product candidate that we develop and for which we gain regulatory approval must then compete for market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success.

      Significant competitive factors include:

•	capabilities of our collaborators;

•	product efficacy and safety;

•	timing and scope of regulatory approval;

•	product availability;

•	awareness and acceptance of our products by physicians;

•	marketing and sale capabilities;

•	reimbursement coverage from insurance companies and others;

•	the amount of clinical benefit of our product candidates relative to their cost;

•	the method of administering a product;

•	price; and

•	exclusivity, through patent protection or FDA regulations.

      Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do, which could have a material adverse effect on our business.

We are subject to risks of product liability both because of our product line and our limited insurance coverage.

      We may potentially become subject to large liability claims and significant defense costs as a result of the design, manufacture or marketing of our products, including GLIADEL® Wafer and AGGRASTAT® Injection, or the conduct of clinical trials involving our products. We currently maintain only $10 million of product liability insurance covering clinical trials and product sales. This existing coverage or any future insurance coverage we obtain may not be adequate. Furthermore, our insurance may not cover a claim made against us. Product liability insurance varies in cost. It can be difficult to obtain, and we may not be able to purchase it in the future on terms acceptable to us, or at all. We also may not be able to otherwise protect against potential product liability claims. Product liability claims and/or the failure to obtain adequate product liability insurance could prevent or inhibit the clinical development and/or commercialization of any products we are developing.

We depend on qualified personnel and consultants, especially Craig R. Smith, M.D.

      We depend heavily on the principal members of our management and scientific staff, including Craig R. Smith, M.D., our Chairman, President and Chief Executive Officer. We have key man life insurance covering Dr. Smith. Dr. Smith has extensive experience in the pharmaceutical industry and provides us with unique access to his contacts in the scientific community. The loss of the services of Dr. Smith or other members of our senior management team could have a negative effect on our business.

      We have entered into an employment agreement with Dr. Smith, which provides protection for our proprietary rights. Nevertheless, he may terminate his relationship with us at any time. Accordingly, we cannot be sure that Dr. Smith will remain with us.

      Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to our activities. Our planned activities will require personnel and consultants with expertise in many areas including:

•	medicinal chemistry and other research specialties;

•	pre-clinical testing;

•	clinical trial management;

•	regulatory affairs;

•	intellectual property;

•	sales and marketing;

•	manufacturing; and

•	business development.

      We may not be able to attract and retain personnel or consultants with these expertise. Furthermore, many pharmaceutical, biotechnology and health care companies and academic and other research institutions compete intensely for personnel and consultants with these expertise. If we are not able to hire these personnel or consultants, it could have a negative effect on us.

Our business involves using hazardous and radioactive materials and animal testing, all of which may result in environmental liability.

      Our research and development processes involve the controlled use of hazardous and radioactive materials. We and our partners are subject to extensive laws governing the use, manufacture, storage, handling and disposal of hazardous and radioactive materials. There is a risk of accidental contamination or injury from these materials. Also, we cannot control whether our collaborative partners comply with the governing standards. If we or our partners do not comply with the governing laws and regulations, we could face significant fines and penalties that could have a negative effect on our business, operations or finances. In addition, we and/or our collaborative partners could be held liable for damages, fines or other liabilities, which could exceed our resources.

      We may also have to incur significant costs to comply with environmental laws and regulations in the future. In addition, future environmental laws or regulations may have a negative effect on our operations, business or assets.

      Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our partners by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

Effecting a change of control of Guilford would be difficult, which may discourage offers for shares of our common stock, which may prevent or frustrate any attempt by shareholders to change our direction or management.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

•	our Board of Directors approves of the transaction before the third party acquires 15% of our common stock;

•	the third party acquires at least 85% of our common stock at the time its ownership goes past the 15% level; or

•	our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

      We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan makes an acquisition much more costly to a potential acquirer.

      Our certificate of incorporation also authorizes us to issue up to 5,000,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us, as well as prevent or frustrate any attempt by shareholders to change our direction or management. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

      Our agreement with Paul Royalty Funds gives Paul Royalty Funds the right to cause us to repurchase its interests at substantial prices in the event of, among other things, a change in control. Our convertible notes are also subject to repurchase, as the option of the holders, upon a change in control.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	our debt securities;

•	warrants to purchase our debt securities, preferred stock or common stock;

•	shares of our preferred stock; or

•	shares of our common stock.

      The total offering price of these securities will not exceed $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add or update information contained in this prospectus.

      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act file number for our SEC filings is 000-23736. You may read and copy the registration statement and any other document we file at the following SEC public reference room:

Judiciary Plaza

450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below (File No. 000-23736) and any future filings we will make with the SEC under

Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our securities under this prospectus is completed or withdrawn:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended on April 9, 2004;

•	Our Current Report on Form 8-K filed November 12, 2003, as amended on January 12 and February 27, 2004, our Current Report on Form 8-K filed March 30, 2004, our Current Report on Form 8-K filed May 5, 2004 and our Current Report on Form 8-K filed May 19, 2004;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering; and

•	The description of our Common Stock contained in the Registration Statement on Form 8-A filed on March 25, 1994, as amended by our Current Report on Form 8-K filed on February 24, 2004.

      We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 6611 Tributary Street, Baltimore, Maryland 21224, Attention: Investor Relations, (410) 631-6300.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

      The table below presents the ratio of earnings to combined fixed charges and preferred stock dividends and the coverage deficiency for the last five fiscal years and the fiscal quarter ended March 31, 2004.

	For the
	Quarter Ended
		For the Year Ended December 31,
	March 31,
	2004	2003	2002	2001	2000(1)	1999

Ratio of earnings to combined fixed charges and preferred stock dividends	deficiency	deficiency	deficiency	deficiency	deficiency	deficiency

Deficiency (in thousands)	$18,068	$53,947	$59,270	$60,317	$38,502	$26,868

(1)	Net loss excludes the cumulative effect of an accounting change of $8.6 million of contract revenues that were deferred upon adoption of Staff Accounting Bulletin 101.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus, any prospectus supplement and the documents incorporated herein by reference, contain forward-looking statements. Additional written or oral forward-looking statements may be made by us from time to time in filings with the SEC or otherwise. The words “believe,” “expect,” “anticipate” and “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding regulatory approval of our product candidates, market size for our products, timing of regulatory approvals and commercial introduction of our products and potential results of clinical trials. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus or set forth in any accompanying prospectus supplement, including any risk factors set forth in any prospectus supplement, describe factors, among others, that could contribute to or cause such differences.

USE OF PROCEEDS

      Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sales of securities to provide additional funds for general corporate purposes. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF DEBT SECURITIES

      We may offer any combination of senior debt securities or subordinated debt securities. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in a prospectus supplement. Further information regarding the Trustee may be provided in the prospectus supplement. The form for each type of indenture will be filed as an exhibit to the registration statement of which this prospectus is a part.

      The prospectus supplement will describe the particular terms of any debt securities we may offer and may supplement the terms summarized below. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures filed as exhibits to the registration statement that includes this prospectus and the description of the additional terms of the debt securities included in the prospectus supplement.

General

      Within the total dollar amount of this shelf registration statement, we may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

      The indentures might not limit the amount of other debt that we may incur or whether that debt is senior to the debt securities offered by this prospectus, and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      As of the date of this prospectus, we have entered into several financing arrangements that constitute senior and subordinated indebtedness. We have entered into a $42.0 million revenue interest financing arrangement with Paul Royalty Fund, L.P. and Paul Royalty Fund II Holdings, L.P., or PRF. We are required to make minimum royalty payments under this arrangement and PRF has been granted a security interest in the assets related to GLIADEL® Wafer and AGGRASTAT® Injection, including certain intellectual property. We are also required to maintain an account with the next eight quarters of minimum payments to PRF or maintain at least $20 million of net working capital during the term of the agreement. If we do not, then PRF may exercise a right to require us to repurchase its revenue interest at a purchase price that reflects a return to PRF. We have also entered into a secured 5-year $18.8 million term loan agreement with Wachovia Bank, National Association. The terms of the loan require us to maintain a restricted cash collateral account in the amount of the unpaid principal balance of the loan. Finally, we have issued $69.4 million principal amount of convertible subordinated notes due July 1, 2008, which are subordinated to all of our senior indebtedness. If we offer debt securities under this prospectus, the applicable prospectus supplement may contain additional information regarding our outstanding indebtedness and the relationship to it of the offered debt securities.

      The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest;

•	if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may elect to redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, our debt securities, preferred stock, common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	any addition to or change in the covenants in the indentures; and

•	any other terms of the debt securities not inconsistent with the applicable indentures.

      We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

      The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for our debt securities, preferred stock, common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the number of shares of our debt securities, preferred stock or common stock or other securities or property to be received upon conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

      The indebtedness underlying any subordinated debt securities will be payable only if all payments due under our senior indebtedness, as defined in the applicable indenture and any indenture supplement, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

      We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

      Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where we will make payment on debt securities.

      If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

      The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

      No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depositary is no longer in good standing under the Exchange Act or other applicable statute or regulation.

      The depositary will determine how all securities issued in exchange for a global security will be registered.

      As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

      Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

      The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

      We will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

      We will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

      Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

      The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger and Sale of Assets

      Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.

Events of Default

      Each of the following will constitute an event of default under each indenture:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	failure to deposit any sinking fund payment when due;

•	failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

      If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

      Except for its duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding;

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days from the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series.

Modification and Waiver

      We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.

      The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

      Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

      To the extent stated in the prospectus supplement, we may elect to apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold monies for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.

      In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

      We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

      To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the United States that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may only establish this trust if, among other things:

•	no event of default shall have occurred or be continuing;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.

Notices

      We will mail notices to holders of debt securities as indicated in the prospectus supplement.

Title

      We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

General

      The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The form for each type of warrant will be filed as an exhibit to the registration statement of which this prospectus is a part.

      We may issue, together with other securities or separately, warrants to purchase our debt securities, preferred stock or common stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if material, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

      This summary of the warrants is not complete. We urge you to read the warrants filed as exhibits to the registration statement that includes this prospectus and the description of the additional terms of the warrants included in the prospectus supplement.

      Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

      Each warrant will entitle the holder thereof to purchase for cash the amount of debt securities, the number of shares of common stock and the number of shares of preferred stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

      Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as a warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrants.

DESCRIPTION OF PREFERRED STOCK

      The following description of our preferred stock, together with the additional information we include in any prospectus supplements, summarizes the material terms and provisions of the preferred stock that we may offer under this prospectus. For the complete terms of our preferred stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware, as amended, may also affect the terms of our common stock.

General

      Our Board of Directors may without further action by the stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitation of each series. The holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of us before any payment is made to the holders of common stock.

      The ability of our Board of Directors to issue preferred stock may delay or prevent a takeover or change in control of us. To the extent that this ability has this effect, removal of our incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of our stockholders to participate in a tender or exchange offer for the common stock and in so doing diminish the market value of the common stock.

      As described below under “Description of Common Stock — Rights Plan,” as of the date hereof, we have classified 300,000 shares of our preferred stock as series A junior participating preferred stock.

Preferred Stock That We May Offer and Sell to You

      Our Board of Directors is authorized to issue the preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

      Our Board of Directors may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of our series A junior participating preferred stock.

      The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series. The prospectus supplement relating to each series will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends will be paid, if any;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, on the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

      We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The prospectus supplement will also contain a description of U.S. federal income tax consequences relating to the preferred stock, if material.

      Voting Rights. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

      Other. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

      Transfer Agent and Registrar. The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock that we may offer under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware may also affect the terms of our common stock.

General

      Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 300,000 shares are classified as series A junior participating preferred stock, par value $0.01 per share. As of March 31, 2004, there were 33,932,111 shares of common stock and no shares of preferred stock outstanding. As of March 31, 2004, there were outstanding warrants to purchase approximately an additional 1,260,000 shares of our common stock, options to purchase 6,735,741 additional shares of our common stock and 11,114,423 shares of our common stock reserved for issuance upon the conversion of our 5% Convertible Subordinated Notes due July 1, 2008.

Voting Rights

      Under our bylaws, special meetings of the stockholders may be called only by a majority of the members of the Board of Directors or by the chairman of the Board of Directors. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to our Board of Directors or other proposals submitted for stockholder vote. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

      Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of shares of common stock are entitled to one vote for each share held of record on matters to be voted on by our stockholders. Stockholders do not have cumulative voting rights in the election of directors.

Liquidation Rights

      Upon the dissolution, liquidation or sale of substantially all of our assets, after payment in full of all amounts required to be paid to creditors and subject to the rights, if any, of the holders of any preferred stock, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders.

Dividends

      Holders of shares of common stock will be entitled to receive dividends, subject to the superior rights of preferred stockholders, if any, when, as and if declared by the Board of Directors. To date we have not paid dividends on our common stock. Due to restrictions under existing covenants in our credit facilities, we are not permitted to pay dividends on our common stock without waiver of these restrictions by our lenders.

Other Rights and Restrictions

      Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable.

Listing

      Our common stock is listed on the Nasdaq National Market under the symbol “GLFD.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Rights Plan

      On September 26, 1995, our Board of Directors approved a stockholder rights plan, the Rights Plan, designed to protect stockholders in the event of an unsolicited attempt to acquire us, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics that the Board of Directors believes may be abusive and not in the best interests of stockholders. The implementation of the Rights Plan increases the Board of Director’s power in the event of an unsolicited proposal by giving the Board of Directors more time and the opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance stockholders’ interests by negotiating with the bidder, auctioning us, implementing a recapitalization or restructuring designed as an alternative to the offer, or taking other action.

      In connection with the Rights Plan, we designated 300,000 shares of preferred stock as series A junior participating preferred stock, par value $0.01 per share.

      Under the Rights Plan, each holder of our common stock is entitled to purchase 1/1,000th of a share of series A junior participating preferred stock. Currently, the Rights are neither exercisable nor traded separately from the common stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the common stock or announces a tender or exchange offer that would result in its ownership of 20% or more of the common stock. Ten days after a public announcement that a person has become the beneficial owner of 20% or more of the common stock, each holder of a Right, other than the acquiring person, would be entitled to purchase one share of our common stock for each Right at one-half of the then-current price. If we are acquired in a merger, or 50% or more of our assets are sold in one or more related transactions, each Right would entitle its holder to purchase common stock of the acquiring company at half of the then-current market price of the acquiring company’s common stock. At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

      Our Board of Directors generally may redeem the Rights at any time until ten days following the public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding common stock. The redemption price is $0.01 per Right.

Business Combinations

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless: (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (we did not make such an election); (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation’s directors.

      The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of us and therefore could discourage attempts to acquire us.

Limitations of Director Liability

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to us or our stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Indemnification

      To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.

PLAN OF DISTRIBUTION

      We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors; or

•	directly to investors.

      We will set forth in a prospectus supplement the terms of the offering of the securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the common stock may be listed.

Agents

      We may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Underwriters or Dealers

      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses. All participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Common Stock

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market under the symbol “GLFD.” We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Passive Market Making

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid; however, the passive market maker’s bid must then be lowered to a level not higher than the highest independent bid, provided that the passive market maker need not lower its bid until its purchases equal or exceed the lesser of two times the NASD’s minimum quotations size for the security or the purchase limitations set forth in Rule 103.

LEGAL MATTERS

      Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with an opinion as to certain legal matters in connection with the securities offered hereby.

EXPERTS

      The consolidated financial statements and schedule of Gulford Pharmaceuticals Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      Eisner LLP, independent auditors, have audited the statements of revenue and direct expenses of the AGGRASTAT® Product Line of Merck & Co., Inc. for each of the years ended December 31, 2000, 2001 and 2002 as set forth in their report, which is incorporated by reference in this prospectus. The statements of revenue and direct expenses of the AGGRASTAT® Product Line of Merck & Co., Inc. are incorporated by reference in reliance on the report of Eisner LLP, given on their authority as experts in accounting and auditing.